To whom it may concern:

We are requesting an extension for filing 10-K due to problems encountered when trying to submit the file. All errors were cleared from the file, but when we tried to submit the file, EDGAR was giving an error message saying it could not tranmit. We contacted Filer Support and tried to file via Hyperterminal, but were again unsuccessful. Filer Support informed us that they were also experiencing problems on their end.We are continuing to work with Filer Support and anticipate filing within one week. In addition, I have been trying to submit this extension since I became aware of the submission problem at 3:00 p.m.and I have been unable to send due to busy signals from the filing number at SEC. I will continue trying until the connection is made.

Sincerely,

Wilfred J. Wessels
Unitil Corporation